Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Financial Statements

October 31, 2007 and 2006

(expressed in Canadian dollars)

(unaudited)

NOTICE TO SHAREHOLDERS OF

ARIZONA STAR RESOURCE CORP.

Responsibility for Consolidated Financial Statements

The accompanying consolidated interim financial statements for Arizona Star Resource Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles.  The most significant of these accounting principles have been set out in the April 30, 2007 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these consolidated financial statements.   Certain estimates and approximations have been made using careful judgment and reported values of many assets and liabilities are dependent upon future events.  Management recognizes that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, and is satisfied that these consolidated financial statements have been fairly presented.

Auditors' Involvement

The auditors of Arizona Star Resource Corp. have not performed a review of the unaudited consolidated financial statements for the three and six months ended October 31, 2007 and 2006.

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Balance Sheets

As at October 31, 2007 and April 30, 2007

(expressed in Canadian dollars)

(unaudited)

	As of October 31, 2007 $	As of April 30, 2007 $
Assets

Current assets
Cash and cash equivalents	2,500,889	2,631,884
Short-term money market investments	2,603,705	4,002,463
Accounts receivable	66,294	12,182
Prepaid expenses	35,888	106,001
	5,206,776	6,752,530

Resource properties (note 3)	39,865,671	38,698,602

	45,072,447	45,451,132
Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,441,932	143,843

Future income tax liabilities	3,516,495	4,075,495

Asset retirement obligation (note 4)	300,928	294,234

	5,259,355	4,513,572

Shareholders’ Equity

Capital stock (note 5)
Authorized
100,000,000 common shares, without par value

Issued
42,325,937 common shares (April 30, 2007 – 42,325,937)	56,725,329	56,725,329

Contributed surplus	2,411,234	2,411,234

Deficit	(19,366,716)	(18,190,003)

Accumulated other comprehensive income (note 2)	43,245	-

	39,813,092	40,937,560

	45,072,447	45,451,132

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

       ”Paul A. Parisotto”            Director

    ”Thomas C. Dawson”            Director

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Statements of Deficit

For the six months ended October 31, 2007 and 2006

(expressed in Canadian dollars)

(unaudited)

	2007 $	2006 $

Deficit - Beginning of period	(18,199,003)	(16,731,760)

Loss for the period	(1,167,713)	(951,189)

Deficit - End of period	(19,366,716)	(17,682,949)

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Statements of Operations

For the periods ended October 31, 2007 and 2006

(expressed in Canadian dollars, except for shares)

(unaudited)

	Second	Quarter	Six	Months
	2007 $	2006 $	2007 $	2006 $

Expenses
Office and administrative	(179,743)	(177,564)	(321,116)	(309,851)
Shareholder meetings and communication costs	(53,018)	(102,697)	(85,241)	(109,506)
Professional fees	(1,256)	(187,378)	(1,256)	(380,782)
Directors’ fees	(77,219)	(64,121)	(110,802)	(114,552)
Take-over bid legal and financial advisory costs	(1,330,875)	-	(1,330,875)	-

Loss before the following	(1,642,111)	(531,760)	(1,849,290)	(914,691)

Stock-based compensation (note 5)	-	-	-	(358,500)

Interest income	65,183	25,176	132,052	65,693

Gain on sale of investments (note 2)	-	291,068	-	291,068

Foreign exchange gain (loss)	406,593	328,219	549,525	(34,759)

Net income (loss) for the period	(1,170,335)	112,703	(1,167,713)	(951,189)

Net income (loss) per common share - basic and diluted	(0.028)	0.003	(0.028)	(0.023)

Weighted average number of common shares outstanding	42,325,937	41,704,198	42,325,937	41,635,047

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Interim Statement of Comprehensive Income

For the six months ended October 31, 2007 and 2006

(expressed in Canadian dollars)

(unaudited)

	For the Three Months Ended		For the Six Months Ended
		October 31,		October 31,
	2007	2006	2007	2006

Net income (loss) for the period	$(1,170,335)	$ 112,703	$(1,167,713)	$ (951,180)

Other Comprehensive Income
Unrealized gain on marketable securities	30,625	-	43,245	-

Comprehensive (Loss) Income	$(1,139,710)	$ 112,703	$(1,124,468)	$ (951,180)

Consolidated Interim Statement of Accumulated Other Comprehensive Income

(Expressed in Canadian Dollars)

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
		October 31,		October 31,
	2007	2006	2007	2006

Balance, Beginning of Period	$ 12,620	$ -	$ -	$ -

Other Comprehensive Income	30,625	-	43,245	-

Balance, End of Period	$ 43,245	$ -	$ 43,245	$ -

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended October 31, 2007 and 2006

(expressed in Canadian dollars)

(unaudited)

	Second	Quarter	Six	Months
	2007 $	2006 $	2007 $	2006 $

Cash flows from operating activities
Net income (loss) for the period	(1,170,335)	112,703	(1,167,713)	(951,189)
Items not affecting cash
Asset retirement obligation accretion	6,694	-	6,694	-
Stock-based compensation	-	-	-	358,500
Foreign exchange gain	(406,593)	(328,219)	(549,525)	34,759
	(399,899)	(328,219)	(542,831)	393,259

Gain of sale of investments	-	(291,068)	-	(291,068)
	(1,570,234)	(506,584)	(1,710,544)	(848,998)

Changes in non-cash working capital
Accounts receivable	(19,487)	(19,236)	(54,112)	46,836
Prepaid expenses	34,115	26,953	70,113	53,906
Accounts payable and accrued liabilities	1,290,547	1,636,721	1,298,089	22,899
	(265,059)	1,137,854	(396,454)	(725,357)

Cash flows from financing activities
Common shares issued for cash upon exercise of stock options	-	-	-	75,000
Common shares issued for cash upon private placement	-	6,012,500	-	6,012,500

		6,012,500	-	6,087,500

Cash flows from investing activities
Proceeds on sale of investments	-	378,321	-	378,321
Divestment of short-term money market investments	1,953,775	-	1,442,003	-
Acquisition, exploration and development expenditures	(760,350)	(2,169,288)	(1,167,069)	(2,169,288)

	1,193,425	(1,790,967)	274,934	(1,790,967)

Effect of exchange rate changes on cash and cash equivalents	(9,754)	(10,239)	(9,475)	(11,944)

Increase (decrease) in cash and cash equivalents	918,612	5,349,148	(130,995)	3,559,232

Cash and cash equivalents - Beginning of period	1,582,277	2,898,134	2,631,884	4,688,050

Cash and cash equivalents - End of period	2,500,889	8,247,282	2,500,889	8,247,282

Arizona Star Resource Corp.

Notes to Consolidated Financial Statements

For the six months ended October 31, 2007 and 2006

(expressed in Canadian dollars)

(unaudited)

Nature of Operations and Basis of Presentation

Arizona Star Resource Corp. (“Arizona Star”) and its subsidiary companies (collectively “the Company”) are engaged in the acquisition, evaluation and exploration of mineral properties. The Company’s mineral properties, located in Chile as disclosed in note 3, have not generated any revenues to date and are considered to be in the exploration stage.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. Operating results for the three and six month periods ended October 31, 2007 may not necessarily be indicative of the results that may be expected for the year ending April 30, 2008.

The consolidated balance sheet at April 30, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and notes required by Canadian generally accepted accounting principles for annual consolidated financial statements.  The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended April 30, 2007, except as described in Note 2.  For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended April 30, 2007.

The consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due.  The Company is in the exploration stage and has not yet reached commercial production.  In addition to its working capital requirements, the Company currently has estimated capital requirements of US$2.2 million to December 31, 2008 to fund care and maintenance for the balance of the 2007 calendar year and the 2008 calendar year (US$0.2 million and US$0.8 million respectively), and to fund approved project work (US$1.2 million) for the next twelve months at the Company’s Cerro Casale Project.

Change in Accounting Policies

Effective May 1, 2007, the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a)

Section 3855, “Financial Instruments – Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

•

Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Arizona Star Resource Corp.

Notes to Consolidated Financial Statements

For the six months ended October 31, 2007 and 2006

(expressed in Canadian dollars)

(unaudited)

•

Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

•

Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•

Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

•

Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•

All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of May 1, 2007:

          Cash and cash equivalents

Held-for-trading

          Marketable securities

Available-for-sale

          Amounts receivable

Loans and receivables

          Accounts payable and accrued liabilities

Other liabilities

With respect to embedded derivatives, the Company has elected to recognize only those derivatives embedded in contracts issued, acquired or substantively modified on or after January 1, 2003 as permitted by the transitional provisions set out in section 3855.  The Company did not identify any such embedded derivatives.

There was no impact to the Company upon initial adoption of this section on May 1, 2007.

b)

Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.   The Company currently has no designated hedging relationships.

c)

Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, requires enterprises to separately disclose comprehensive income and its components in the financial statements. Further, enterprises are required to present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Major components of Other Comprehensive

Arizona Star Resource Corp.

Notes to Consolidated Financial Statements

For the six months ended October 31, 2007 and 2006

(expressed in Canadian dollars)

(unaudited)

Income include changes in fair value of financial assets classified as available-for-sale, the changes in fair value of effective cash flow hedging items, and exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations.

Resource Properties

	October 31, 2007	April 30, 2007
	$	$

Balance - Beginning of year	38,698,602	37,116,424

Additions during the year
Increase in asset retirement obligation	-	143,327
Increase in future income tax liability	-	324,495
Ongoing land holding and development costs	1,167,069	1,114,356
	1,167,069	1,582,178

Balance - End of year	39,865,671	38,698,602

Cerro Casale Property

Arizona Star entered into definitive agreements on June 16, 2006 with Bema and Barrick Gold Corporation (“Barrick”, formerly Placer Dome Inc., “Placer”) for the acquisition by Arizona Star and Bema of Barrick’s 51% interest in Compania Minera Casale which is the owner of the Cerro Casale mineral deposit, or the Aldebaran Property (the “Property”), in northern Chile.

On February 27, 2007, Kinross Gold Corporation (“Kinross”) announced it had completed its acquisition of Bema (hereinafter referred to as either Bema or Kinross depending on the context).

Arizona Star and Kinross are jointly obligated to pay Barrick US$10 million on the date of making a decision to proceed with construction of a mine at the Property (the “Construction Decision Date”).  In addition, Arizona Star and Kinross are jointly obligated to pay the cash equivalent of 190,000 ounces of gold to Barrick, payable in 12 annual instalments commencing 12 months after commencement of commercial production (the “Commercial Production Date”) from any such mine, as follows:

(i)

five annual instalments of the cash equivalent at such date of 10,000 ounces of gold payable on the first five anniversaries of the Commercial Production Date; and

(ii)

seven annual instalments of the cash equivalent at such date of 20,000 ounces of gold payable on the sixth through twelfth anniversaries of the Commercial Production Date.

In the alternative, Arizona Star and Kinross may elect up to the Construction Decision Date to pay US$70 million on that date in lieu of the 190,000 ounces of gold payments.

On December 23, 1994, Arizona Star and Bema had entered into an agreement (the “Participation Agreement”), subsequently amended on December 31, 1996 and December 16, 1997. These amendments provided, among other things, that if Placer no longer, directly or indirectly, owned shares in CMC, its interest in the Aldebaran property would be transferred back to the Company and Bema , and if the majority of members of the Board of

Arizona Star Resource Corp.

Notes to Consolidated Financial Statements

For the six months ended October 31, 2007 and 2006

(expressed in Canadian dollars)

(unaudited)

Directors of Arizona Star did not consist of persons nominated by Bema, that the Company would transfer to Bema  that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors. The purchase price to be paid by Bema to the Company for this 2% share interest would equal the net present value (“NPV”) of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

Arizona Star and Bema agreed on June 16, 2006 that the agreement outlined in the preceding paragraph would be indefinitely suspended and entered into another agreement which provides that, notwithstanding their respective shareholdings in CMC, they will each have equal representation on the board of directors of CMC and related holding companies.  All decisions with respect to CMC including any decision on development and financing of the mine, and any acquisitions or dispositions of property of CMC will require the approval of the directors appointed by both parties.  Finally, they have agreed that Kinross will act as general manager of the Property under the instructions of a joint management committee; that Kinross will manage and conduct exploration and development activities in accordance with budgets approved by CMC’s directors; and that the parties will bear their proportionate share of all expenditures in the relative ratios of their interests in the project (the Company 51%, Kinross 49%).

On November 2, 2007, the Company received a notice from a subsidiary of Kinross Gold Corporation that it intends to revoke the suspension of the operation of a transfer covenant which, if it were operative and effective, could require Arizona Star to transfer 2% of its interest in the Cerro Casale Project to the Kinross subsidiary for a purchase price equal to the net present value of such interest.

Future Income Tax Liabilities and Foreign Exchange Gain or Loss

The future income tax liabilities amount relates to:

a)   the sale of Compania Minera Aldebaran (“CMA”) in October 2001. At that time, the tax base of certain Cerro Casale development assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property. As a result, a future income tax liability has been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs. This future income tax liability is denominated in United States dollars and is translated into Canadian dollars at the rate prevailing at the balance sheet date; and,

b)   the payment in June 2006 relating to costs associated with certain Cerro Casale costs paid in Canada, and not deductible for Canadian tax purposes.  This future income tax liability amount is denominated in Canadian dollars.

Arizona Star Resource Corp.

Notes to Consolidated Financial Statements

For the six months ended October 31, 2007 and 2006

(expressed in Canadian dollars)

(unaudited)

Asset Retirement Obligation

The Company’s asset retirement obligation relates to site restoration and clean-up costs of the Cerro Casale deposit located in Chile.

A reconciliation of the asset retirement obligation provision is as follows:

	October 31, 2007 $	April 30, 2007 $

Balance - Beginning of year	294,234	137,814
Increase in obligation resulting from acquisition of 51% interest (note 4)	-	143,327
Accretion expense	6,694	13,093
	6,694	156,420

Balance - End of year	300,928	294,234

The provision for the asset retirement obligation is based on the following key assumptions:

•

total undiscounted cash flows of $710,428, expected to occur in 2025.

•

a credit adjusted risk-free rate of 5% at which the estimated cash flows have been discounted.

Capital Stock and Contributed Surplus

		October 31, 2007		April 30, 2007

	Shares	Amount $	Shares	Amount $
Balance - Beginning of year	42,325,937	56,725,329	41,600,937	50,762,829

Issued during the year
For cash - net of issue costs	-	-	650,000	5,887,500
For cash on exercise of directors’ and employees’ stock options	-	-	75,000	75,000

Balance - End of year	42,325,937	56,725,329	42,325,937	56,725,329

On October 27, 2006, the Company concluded a private placement of 650,000 common shares at a price of $9.25 per share, and total gross proceeds of $6,012,500.  The Company paid costs associated with the private placement of $125,000.

Stock options

As at October 31, 2007, the Company had outstanding directors’ and employees’ stock options for a total of 625,000 common shares.  No stock options were granted or exercised in the six months ended October 31, 2007.

Arizona Star Resource Corp.

Notes to Consolidated Financial Statements

For the six months ended October 31, 2007 and 2006

(expressed in Canadian dollars)

(unaudited)

The following are the stock options outstanding and exercisable at October 31, 2007.  Further information can be found in the audited consolidated financial statements for the year ended April 30, 2007.

Expiry Date	Black-Scholes Value	Options outstanding as at July 31, 2007	Exercisable as at July 31, 2007	Weighted average number of years remaining	Exercise price $
December 15, 2009	$412,500	300,000	300,000	2.38	7.00
November 7, 2010	$95,250	75,000	75,000	3.27	5.80
December 22, 2010	$222,250	175,000	175,000	3.40	7.00
May 4, 2011	$358,500	75,000	75,000	3.76	12.75

Related Party Transactions

As at October 31, 2007, $36,667 (2006 - $23,000) was owed to directors or companies controlled by directors of the Company for unpaid directors’ fees. Amounts are payable on demand, unsecured and non-interest bearing, and will be paid in full subsequent to the period end.

During the six months ended October 31, 2007, the Company recorded $82,500 (2007 - $75,000) as management fees paid or accrued to a company controlled by the President & CEO of the Company.  This compensation of $13,750 per month is pursuant to a management services agreement, and is included in Office and administrative expense

Also included in Office and administrative expense is $22,000 (2006 - $22,000) paid to the CFO of the Company for the six months ended October 31, 2007, pursuant to an agreement with the Company.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

Contractual Commitment and Take-Over Bid

The Company has engaged a financial advisor to assist it in its efforts to maximize shareholder value.

On October 29, 2007, the Company announced that it had entered into a Support Agreement with Barrick Gold Corporation (“Barrick”) under which Barrick would offer Cdn$18.00 per common share to the shareholders of the Company.  On October 28, 2007, the Company’s financial advisor provided a fairness opinion for which payment became due to the financial advisor in the amount of $1,250,000 US.  This payment, accrued at October 31, 2007, was made subsequent to the period end.

Under the terms of the contract with the financial advisor, success fees will accrue to the financial advisor in the event of the successful completion of the Barrick offer.